(310) 551-7411

March 17, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gregory Dundas, Esq.
Staff Attorney

Re:	Center Financial Corporation (the “Company”)
Registration Statements on Form S-3
Filed February 25, 2010
Files Nos. 333-165068 and 333-165071

Dear Mr. Dundas:

This letter is in response to your letter dated March 2, 2010 concerning the above-captioned Registration Statements. In response to your comments, we have filed amendments to the Registration Statements on today’s date which address your comments as follows:

File Nos. 333-165068 and 333-165071

1. Please amend your filings to include current financial statements. See Rule 3-12(b) of Regulation S-X.

Response:

The Registration Statements have been amended to include current financial statements per Rule 3-12(b) of Regulation S-X, and the references to the incorporation by reference of the Form 10-K for the fiscal year ended December 31, 2009 appear on pages 30 and 33 of the amendments to the Registration Statements (File Nos. 333-165068 and. 333-165071, respectively).

File No. 333-165071

2. If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicate that:

Securities and Exchange Commission

March 17, 2010

•	the broker-dealer affiliates purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the broker-dealer affiliates had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appear you should indicate that any broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter.

Response:

We have confirmed that all selling shareholders that are affiliates of broker-dealers have provided the necessary representations to enable us to amend the following paragraph on page 32 of the amendment to the Registration Statement (File No. 333-165071) to include the additional underlined disclosures in response to your comment:

“Each selling shareholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Securities. Several selling shareholders are affiliates of broker-dealers. Each such selling shareholder has represented to us that it acquired such selling shareholder’s shares in the ordinary course of such selling shareholder’s business and, at the time of the acquisition of the securities to be resold pursuant to this prospectus, such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute them. Upon being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (1) the name of each such selling shareholder and of the participating broker-dealer(s), (2) the number of shares involved, (3) the price at which such Securities were sold, (4) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (5) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (6) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent.”

Please let me know at your earliest possible convenience if you have any further questions or comments. You may contact me by phone at (310) 551-7411 or by e-mail at nikkiwo@nikkiwo.com, as you prefer. As soon as we have confirmed that you have no further comments, we will arrange for the Company to submit a letter requesting acceleration of effectiveness.

Securities and Exchange Commission

March 17, 2010

Thank you very much for your cooperation and assistance.

Very truly yours,

/s/ Nikki Wolontis
Nikki Wolontis
King, Holmes, Paterno & Berliner, LLP

NW:djc

cc:	Mr. Jae Whan Yoo
Mr. Lonny D. Robinson